UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2016

Commission File Number 000-53776

China Metro-Rural Holdings Limited

(Translation of registrant’s name into English)

Suite 2204, 22/F Sun Life Tower,

The Gateway, 15 Canton Road,

Tsimshatsui, Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The information included in the Report on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-171825 and File No. 333-184774).

Entry into Related Party Loan Agreements

On January 20, 2016, the Company entered into a HK$ loan agreement with one of its major shareholders, under which the major shareholder extended an amount of HK$50,000,000 to the Company. The term of this loan is from January 20, 2016 to January 19, 2017. This loan was obtained by the Company in order to repay maturing interest and for daily working capital and bears an interest rate of 15% per annum with interest payable semi-annually.

The terms of this HK$ loan agreement (the “Affiliate Transaction”) was reviewed by the Company’s Audit Committee which determined that the Affiliate Transaction was in the best interests of the Company and its shareholders as a whole and our the Company’s Board and the Audit Committee each approved the Affiliate Transaction on January 20, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 20, 2016		CHINA METRO-RURAL HOLDINGS LIMITED

	By	/s/ Sio Kam Seng
Sio Kam Seng Executive Director and Chairman of the Board, Chief Executive Officer